SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,
HELD ON APRIL 9, 2007

Date, time and place: Held on April 9, 2007, at 5:00 p.m., at Rua Gomes de Carvalho, n° 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Attendance: All the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Agenda: Resolve on the Company’s capital increase, in the limit of its authorized capital, as per Article 6 of the Company’s By-Laws. Resolutions taken: In order to comply with the obligation assumed by GTI S.A., a subsidiary of the Company, in the VRG Linhas Aéreas S.A. Shareholding Control Purchase and Sale and Other Covenants Agreement, dated as of March 28th, 2007, in which the Company is an intervening part, of delivering to Varig Logística S.A. preferred shares of the Company, by unanimous voting, was approved by the members of the Board of Directors, the Company’s capital increase from R$ 993,869,194.79 (nine hundred and ninety three million, eight hundred and sixty nine thousand, one hundred and ninety four Reais and seventy nine cents) to R$ 1,511,969,117.79, an increase of R$ 518,099,923.00, with the issuance of 8.519.979 preferred shares, nominative and without par value, by the issuance price of R$ 60.81 per share, fixed based on the average quotation of the shares in the São Paulo Stock Exchange in the last 90 (ninety) days, in conformity with Article 170, first paragraph, III of the Brazilian Corporate Law (“Lei das SAs”), which shall be paid in on demand, in Brazilian currency, in the date of its subscription. The shareholders shall have the term of 40 (forty) days to the exercise of their pre-emptive rights, counted from the date of the publication of the Notice to the Shareholders regarding the capital increase herein approved. The Board also approved that, according to corporate governance best practices, the pre-emptive rights will be extended to the holders of American Depositary Receipts (“ADRs”). The Executive Officers are hereby authorized to perform all the necessary acts and execute all documents which are necessary to the extension of the pre-emptive rights to the ADR holders, including, but not limited to the documents to be filed with the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). The common and preferred shareholders may subscribe preferred shares of the capital increase proportionally to their participation in the Company’s capital on the present date. The shares negotiated until the present date, inclusive, shall be considered with subscription rights. As of April 10, 2007, inclusive, the shares shall be negotiated ex-subscription. In the event the shares herein issued are not totally subscribed, the remaining shares will be allocated proportionally among the shareholders who have indicated their intention to subscribe remaining shares at the moment of the subscription. After the allocation, if there are still remaining shares, the capital increase will be partially ratified, and in this case shareholders will be given the possibility to reconsider their intention for the subscription of shares already made in the term of 5 (five) days counted from the date of the publication of the Notice to the Shareholders regarding the partial ratification. The shares issued herein are identical to those already outstanding and shall have the right to receive dividends and interests over the Company’s capital since the date of their issuance. The members of the Company’s Board of Directors also approved the publication of a Notice to the Shareholders with all the information about the capital increase herein approved. The Board has also approved the call of an Extraordinary and Ordinary shareholders meeting, according to the Company’s bylaws, to resolve on the matters of the articles 132 and following of the Brazilian Corporate Law. The call with the indication of matters will be timely published. Drawing-up and Reading of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, as set forth in Article 130, paragraph first, of the Brazilian Corporate Law (“Lei das SAs”). São Paulo, April 9, 2007. Presiding Board: Constantino de Oliveira Jr. – Chairman of the meeting; Henrique Constantino – Secretary. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, April 9, 2007

_________________________________________________	_________________________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

The preferred shares, the ADRs and the preemptive rights have not been registered under the Securities Act and may not be offered or sold (a) in the United States absent registration or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the preferred shares, the ADRs or the preemptive rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.